FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                          For the month of August 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.

                                                   Buenos Aires, August 12, 2003



Sirs
BUENOS AIRES STOCK EXCHANGE
Present

                                                            Ref: Multicanal S.A.
                        Commencement of Judicial Proceedings for the Approval of
                                the Out-of-Court Restructuring Agreement ("APE")


Dear Sirs,

         As previously informed by Multicanal S.A. (the "Company"), the Company has maintained negotiations with holders of its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Loans" and together with the Existing Notes, the "Existing Debt") with the goal of offering the holders several alternatives in order to restructure the Existing Debt in the manner most satisfactory to the interests of all the parties.

         Currently, the APE Solicitation and the Cash Option Solicitation are outstanding on the terms announced by the Company in its press release dated July 25, 2003 and the accompanying documentation.

         In these circumstances, the Board of Directors approved the initiation of the judicial proceedings for the approval of the APE in accordance with the terms of Law 24.522, as modified by Law 25.589, and also requested the court to summon a bondholders meeting under the terms of Section 45 bis of law 24.522, as amended, to determine whether the APE enjoys the support of the requisite majority of holders of the Existing Notes issued by the Company. This decision was ratified at an Extraordinary Unanimous Shareholders' Meeting on August 11, 2003, which also delegated to the Board of Directors the authority to carry out all the transactions in connection with the judicial approval of the APE.

         The Company shall inform you of all relevant information that arises in connection with this matter.

                                Very truly yours,


                                Saturnino L. Herrero Mitjans
                                President of the Board of Directors

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MULTICANAL S.A.



Buenos Aires, Argentina, August 13, 2003        By: /s/ Adrian Meszaros
                                                    -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer